

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 25, 2018

Todd Etzler
Vice President, General Counsel
Horizon Bancorp
515 Franklin Street
Michigan City, IN 46360

   Re: Horizon Bancorp
     Registration Statement on Form S-3
     Filed January 19, 2018
     File No. 333-222624

Dear Mr. Etzler:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

           Sincerely,

           /s/ Michael Clampitt

           Michael Clampitt
           Senior Counsel
           Office of Financial Services

cc: David P. Hooper, Esq.